Exhibit (2)(e)

UBS CASHFUND INC.

CERTIFICATE OF VICE PRESIDENT AND ASSISTANT SECRETARY FOR BOARD

RESOLUTIONS APPROVING BYLAW AMENDMENTS

I, Keith A. Weller, Vice President and Assistant Secretary of UBS Cashfund Inc. (the “Fund”), hereby certify that, at a duly convened meeting of the Board of Directors of the Fund held on February 13, 2008, the Board of Directors duly and unanimously approved the following preambles and resolution:

WHEREAS, the Nominating and Corporate Governance Committee of the Board has recommended to the full Board that the Board’s mandatory retirement age be changed from 74 to 75; and

WHEREAS, the Board has accepted the Nominating and Corporate Governance Committee’s recommendation and has determined that it is in the best interest of the Fund to change the Board’s retirement age policy;

NOW, THEREFORE, BE IT

RESOLVED, that pursuant to the relevant section of the Fund’s restated Bylaws (the “Bylaws”) concerning amendments to the Fund’s Bylaws, Article III, Section 3.16 of the Fund’s Bylaws be, and it hereby is, amended to read as follows:

Section 3.16. Retirement:

Each Director who has attained the age of seventy-five (75) years shall retire from service as a Director on the last day of the month in which he or she attains such age. Notwithstanding anything in this Section, a Director may retire at any time as provided for in the governing instrument of the Corporation.

IN WITNESS WHEREOF, I have signed this certificate as of the 22nd day of February, 2008.

UBS CASHFUND INC.

By:	/s/ Keith A. Weller
Name:	Keith A. Weller
Title:	Vice President and Assistant Secretary

New York, New York (ss)

Subscribed and sworn to before me on this 22nd day of February, 2008.

/s/ Cathleen Crandall
Notary Public